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                               May 10, 2021

       James H. Greene, Jr.
       Chief Executive Officer
       Bilander Acquisition Corp.
       Four Embarcadero Center, Suite 2100
       San Francisco, CA 94111

                                                        Re: Bilander
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 30,
2021
                                                            File No. 333-253419

       Dear Mr. Greene:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Preliminary Prospectus, page 1

   1. In the fifth paragraph you state that 1,250,000 sponsor shares are subject to forfeiture depending on the extent
to which the underwriters    over-allotment option is not
                                                        exercised. Other
portions of your document state that the forfeiture is 750,000 shares.
                                                        Please revise for
consistency.
       The Offering
       Election of directors; voting rights, page 17

   2. Please disclose here and in an appropriate risk factor that your sponsor will be entitled to nominate three
individuals for election to the Company's board of directors, as long as your sponsor holds any
securities covered by the registration and stockholder rights
 James H. Greene, Jr.
Bilander Acquisition Corp.
May 10, 2021
Page 2
      agreement.
        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameJames H. Greene, Jr.
                                                        Division of Corporation
Finance
Comapany NameBilander Acquisition Corp.
                                                        Office of Energy &
Transportation
May 10, 2021 Page 2
cc:       Yan Zhang, Esq.
FirstName LastName